EXHIBIT 12
CINEMARK USA, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Period from	Period from
	Year Ended	January 1, 2006	October 5, 2006		Year Ended
	December 31,	to	to	December 31,
	2005	October 4, 2006	December 31, 2006	2007	2008	2009
	(Predecessor)		(Successor)

Computation of earnings:
Pretax income (loss) from continuing operations before equity income (loss)	$76,320	$75,019	$(7,129)	$246,323	$18,015	$196,798
Add:
Fixed charges	87,519	70,293	45,838	165,887	140,533	152,843
Amortization of capitalized interest	470	354	117	474	489	496
Distributed (income) losses of equity investees	227	(1,800)	154	(2,462)	(2,373)	(907)
Pre tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:
Capitalized interest	(74)	(86)	—	(618)	(270)	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

TOTAL EARNINGS	$164,462	$143,780	$38,980	$409,604	$156,394	$349,230

Computation of fixed charges:
Interest expense	$44,334	$35,887	$30,833	$99,446	$71,067	$77,515
Capitalized interest	74	86	—	618	270	—
Amortization of debt issue costs	2,774	2,106	847	3,314	3,339	4,094
Interest factor on rent expense	40,337	32,214	14,158	62,509	65,857	71,234

TOTAL FIXED CHARGES	$87,519	$70,293	$45,838	$165,887	$140,533	$152,843

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.88	2.05	—	2.47	1.11	2.28

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor. For the period from October 5, 2006 to December 31, 2006, earnings were insufficient to cover fixed charges by $6.9 million.